Filed pursuant to Rule 424(b)(3)
File No. 333-119338
March 18, 2008

SUPPLEMENT DATED MARCH 18, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND FEBRUARY PERFORMANCE UPDATE

FUND	FEBRUARY	2008 YTD	Total NAV	NAV/Unit

Grant Park Futures Fund Class A Units	9.66%	12.40%	$81.4M	$1,471.793

Grant Park Futures Fund Class B Units	9.58%	12.23%	$434.5M	$1,282.474
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the soft/agricultural commodities sector provided the largest gains for Grant Park during February after soybean, corn and wheat prices finished the month at or near record levels on concerns over the availability of grain stocks.  Prices initially rose after the USDA reduced its forecasts for 2008 ending wheat inventories by 20 million bushels.  The rally continued into the end of the month, fueled by reports of damage to Chinese crops and weakness in the US dollar.  Coffee also rallied during the period, resulting in gains as analysts suggested that investors were purchasing soft commodities as a possible hedge against inflation.

Energy prices also rose during the month, resulting in gains for the sector.  Production problems out of Nigeria combined with forecasts of bitterly cold temperatures across the US pushed crude and heating oil prices higher at the onset of February; prices continued higher throughout the month on the weak US dollar and comments from Federal Reserve Chairman Ben Bernanke indicating the central bank’s willingness to implement additional rate cuts in order to combat a sluggish economy.

Base and precious metals markets rallied during the month, resulting in profits.  Reports that copper inventories were at their lowest levels since November spurred the red metal higher by month’s end.  Platinum and palladium prices also gained.  Long positions in gold reported gains after prices rose in response to a higher-than-expected reading on US consumer prices.

Short positions in the US dollar advanced as the greenback weakened against its major trading partners on the Fed Chairman’s comments regarding the economy and monetary policy.  The dollar continued its slide, reaching new historical lows against the euro on reports of falling US home prices, a drop in durable goods orders, weak consumer confidence data and stagnant manufacturing numbers.

Prices for interest rate instruments were higher during the month, resulting in gains.  The largest profits in the sector came from long positions in the Japanese Government Bond market after prices there rose in response to falling industrial production and inflation data.  Talk of further rate cuts in the US benefited long positions in the Eurodollar market.

Lastly, short positions in the stock index sector reported gains as global equities markets finished February at lower levels.  Uncertainty as to the depth of the ongoing credit crisis, along with tepid service sector data and disappointing earnings reports out of the US and Europe, pushed stock prices lower as investors fretted over the possibility of a recession in the US.

OTHER FUND NEWS
IRS Schedule K-1s (Form 1065) were mailed on February 19, 2008.  Investors with taxable accounts should have received their Schedule K-1.  If you have a taxable account and did not receive your 2007 Schedule K-1, or if there is an error, please call our offices or email us.

We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
FEBRUARY 29, 2008
Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	6,192,581	7,085,217	33,028,764	37,804,139	39,221,345	44,889,356
Change in Unrealized Income (Loss)	3,173,304	4,730,493	16,925,141	25,255,710	20,098,445	29,986,203
Brokerage Commissions	(18,756)	(38,031)	(100,036)	(203,152)	(118,792)	(241,183)
Exchange, Clearing Fees and NFA charges	(26,168)	(51,008)	(139,568)	(272,455)	(165,736)	(323,463)
Other Trading Costs	(67,935)	(116,181)	(362,336)	(620,439)	(430,271)	(736,620)
Change in Accrued Commissions	7,456	6,082	39,761	32,409	47,217	38,491

Net Trading Income (Loss)	9,260,482	11,616,572	49,391,726	61,996,212	58,652,208	73,612,784

Other Income:
Interest, U.S. Obligations	42,265	110,384	225,425	589,844	267,690	700,228
Interest, Other	177,304	369,243	945,671	1,972,498	1,122,975	2,341,741

Total Income (Loss)	9,480,051	12,096,199	50,562,822	64,558,554	60,042,873	76,654,753

Expenses:
Incentive Fees to Trading Managers	1,799,033	2,207,451	9,595,328	11,780,263	11,394,361	13,987,714
Administrative Fees	17,567	33,190	93,697	177,273	111,264	210,463
O&O Expenses	14,054	26,552	224,872	425,456	238,926	452,008
Brokerage Expenses	425,128	803,193	2,436,117	4,609,105	2,861,245	5,412,298
Illinois Replacement Tax

Total Expenses	2,255,782	3,070,386	12,350,014	16,992,097	14,605,796	20,062,483

Net Income (Loss)	7,224,269	9,025,813	38,212,808	47,566,457	45,437,077	56,592,270

Statement of Changes in Net Asset Value

Beginning Balance	73,338,616	72,077,907	393,468,468	383,607,889	466,807,084	455,685,796
Additions	1,417,510	1,643,571	5,250,972	8,451,037	6,668,482	10,094,608
Net Income (Loss)	7,224,269	9,025,813	38,212,808	47,566,457	45,437,077	56,592,270
Redemptions	(589,680)	(1,356,576)	(2,469,365)	(5,162,500)	(3,059,045)	(6,519,076)

Balance at FEBRUARY 29, 2008	81,390,715	81,390,715	434,462,883	434,462,883	515,853,598	515,853,598
Total Units Held at End of The Period		55,300.38006		338,769.31027
Net Asset Value Per Unit		1,471.793		1,282.474
Rate of Return	9.66%	12.40%	9.58%	12.23%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP